J.W. MAYS Inc.
Nine Bond Street, Brooklyn, New York 11201-5805

(718) 624-7400   Fax: (718) 935-0378

March 2, 2010

Daniel L. Gordon, Esq.
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549


Re:   J. W. Mays, Inc.
Form 10-K for the fiscal year ended July 31, 2009
Filed October 8, 2009
File No. 001-3647

Dear Mr. Gordon:

Reference is made to your letter to Mr. Lloyd J. Shulman, Chief Executive Officer of J. W. Mays, Inc. (the "Company"), dated February 18, 2010 relating to financial statement disclosure contained in the above-referenced Form 10-K. Our response to your inquiries is contained in the enclosed statement. Our response addresses both items set forth in your letter. Because our response deals with both items collectively, it is not possible to state what portion of our response relates to either item.

The Company acknowledges that (1) it is responsible for the adequacy and accuracy of the disclosure in its filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments to our response, please do not hesitate to contact the undersigned at (718) 624-7400 ext. 225.

Respectfully yours,

Mark Greenblatt
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                               J.W. Mays, Inc.
                         Response dated March 2, 2010
              Form 10-K for the fiscal year ended July 31, 2009
                            Filed October 8, 2009
                              File No. 001-3647

The Jowein building, at Fulton Street and Elm Place, in Brooklyn, New York consists of several parcels which account for approximately 430,000 square feet. The property sold in July 2007 was a parcel that is contiguous with the entire building. It is located at the corner of Fulton Street and Bond Street. The parcel sold consists of approximately 13,900 square feet. When we state J. W. Mays, Inc. operates the building, we mean that the services (heat, sprinkler, fire alarm system, etc.) flow through the entire 430,000 square foot property which includes the parcel that was sold. The operation of the building will continue until April 30, 2010, when the lease J. W. Mays, Inc. is a party to with its landlord, expires. That leased portion is contiguous with the building sold. J.W. Mays, Inc. also leases space to a retail tenant in the basement and on the first floor in the amount of 23,720 square feet of which 4,552 square feet are in the parcel that was sold. Therefore, in the Contract of Sale, J. W. Mays, Inc. would only continue to collect the rent. (The sales price of the building was reduced by $300,000 to reflect this fact). This was done as an accommodation to the purchaser of the parcel so that the purchaser would not be obligated to collect the rent and reimburse his pro-rata share of the real estate taxes to J. W. Mays, Inc. on a monthly basis.

J. W. Mays, Inc. has no control over the 13,900 square foot building sold, meaning J. W. Mays, Inc. cannot lease the upper floors which are vacant, or re-lease any portion of the basement or the first floor; nor can J. W. Mays, Inc. renovate or make structural repairs or modifications to any part of the parcel that was sold.

In summary:

The sale was completed.

The risks and rewards of ownership were transferred to the buyer. The collection of the Beat Street New York and Affiliates rent received by J.W. Mays, Inc. was reflected in the $300,000 reduction in the sale price.

J. W. Mays, Inc. does not charge a management fee for any services provided since such services flow through the entire property.

J. W. Mays, Inc. has received the full sales price in the form of cash.

J. W. Mays, Inc. does not have an option or an obligation to repurchase the parcel.
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J. W. Mays, Inc. does not control the parcel nor does it continue to have an ownership interest in such parcel.

Therefore, we believe that the sale was completed in July 2007, and the entire gain was properly recognized in 2007.

Also, the building sold is a small part of the entire Jowein building and a very small portion of the assets of J. W. Mays, Inc. and its real estate operations. The parcel sold represents less than one percent of the J. W. Mays, Inc. commercial real estate operations. Therefore, we do not consider this to be a discontinued operation.

The auditors of J.W. Mays, Inc. reviewed the facts and circumstances of the sale at the time of our audit for the year ended July 31, 2007, and, as such, considered the requirements of Statement of Financial Accounting Standards No. 66, Accounting for Sales of Real Estate, and determined that the sale met the requirements for recognition of the gain on the sale of the property. Our auditors had an inspection by the PCAOB in February 2008 and our audit was selected for inspection. One of the focuses of the inspection of our audit was the recognition of the gain on the sale of the property. The inspectors reviewed the documentation in the workpapers and made additional inquiries of our auditors and us and concluded that the recognition of the gain was proper and that the financial statements were presented in accordance with Commission requirements, i.e., reporting a discontinued operation was not required.

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